Contact

www.linkedin.com/in/john-leath-a843666 (LinkedIn)

Top Skills

New Business Development

Product Development

Offset Printing

John Leath

Owner, Acucote Inc

Graham, North Carolina, United States

Experience

Acucote Inc

C.E.O. / Owner

1987 - Present (37 years)

_____

Education

North Carolina State University

· (1969 - 1974)